Exhibit 99.1

Payoff Letter Agreement

This Payoff Letter Agreement (this “Agreement”) is entered into as of __, 2025 (the “Effective Date”), by and among Zeta Network Group (the “Company”) and each of the Holders listed on the signature pages hereto (each, an “Holder” and collectively, the “Holders”).

WHEREAS, the Company previously issued convertible notes (the “Notes”) to the Holders on January 16, 2025 pursuant to that certain securities purchase agreement dated September 27, 2024, as amended (the “SPA”); All capitalized terms herein shall have the same meaning set forth in the SPA.

WHEREAS, the Company and the Holders desire to fully and finally settle the outstanding principal balance of each Holder’s Note on the terms set forth herein.

1. One-Time Conversion and Settlement

(a) One-Time Conversion. Though the Holder and Company disagree on the current principal balances currently outstanding on the Notes, the Holders agree, and the Company consents, that the full outstanding principal balances of the Notes held by the Holders (as set forth on each Holder’s signature page) shall be settled in full by way of a one-time conversion.

(b) Conversion Price. The securities to be issued shall consist of such amount of Class A ordinary shares, par value $0.0025, of the Company as set forth in the Conversion Notice dated the date hereof (“Conversion Shares”), in each case at a fixed Conversion Price of US$1.15 per Share. In the event and to the extent that the Holder’s right to receive the Conversion Shares would result in the Holder exceeding its Maximum Percentage (as defined in the Holder’s Original Note), then the Holder shall not be entitled to receive the Conversion Shares to such extent and the portion of such Conversion Shares shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding its Maximum Percentage.

(c) Full Satisfaction. Upon issuance and delivery of the Shares to the Holders in accordance with this Agreement, the Notes shall be deemed fully satisfied, released, and extinguished, and the Holders shall have no further rights or claims thereunder.

(d) Termination. Effective upon the receipt of the Conversion Shares as set for, the Transaction Documents will terminate and the Company will have no further liability under the Transaction Documents.

2. Mutual Release

Effective upon the Closing (as defined below), each party hereby releases and forever discharges the other from any and all claims, obligations, or liabilities arising out of or relating to the Notes, except for obligations expressly set forth in this Agreement.

3. Closing

The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the date hereof, or such other date as the Company and the Holders may agree. At the Closing, the Company shall deliver to each Holder the Shares issuable to such Holder against full settlement of such Holder’s Note.

4. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

5. Counterparts

This Agreement may be executed in counterparts (including by electronic signature), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ZETA NETWORK GROUP

By:
Name: Samantha Huang
Title: Chief Executive Officer

[HOLDER SIGNATURE PAGE]